SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Rouse Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
(CUSIP Number)

Cai Zhiwei
China Investment Corporation, Stable Investment Corporation, Best Investment Corporation
New Poly Plaza
No.1 Chaoyangmen Beidajie
Beijing 100010, P.R. China
Facsimile: +86 (10) 64086282

Copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver, & Jacobson LLP
One New York Plaza
New York, NY 10004−1980
(212) 859−8000

March 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 4,917
BENEFICIALLY OWNED	8	SHARED VOTING POWER 11,584,901*
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,917
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,589,818*
12	CHECK BOX IF THE AGGREGATE AMOUT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.71%
14	TYPE OF REPORTING PERSON CO

  * By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.70% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” and, therefore, may be deemed to beneficially own 26,580,603 shares of Common Stock, representing 54.38% of the shares of Common Stock. See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stable Investment Corporation
2	CHECK THE APPROPRATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 11,584,901*
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%
14	TYPE OF REPORTING PERSON CO

  * By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.70% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” and, therefore, may be deemed to beneficially own 26,580,603 shares of Common Stock, representing 54.38% of the shares of Common Stock. See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Best Investment Corporation
2	CHECK THE APPROPRATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 11,584,901*
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,584,901*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,584,901*
12	CHECK BOX IF THE AGGREGATE AMOUT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.70%
14	TYPE OF REPORTING PERSON CO

  * By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 11,584,901 shares of Common Stock, representing 23.70% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” and, therefore, may be deemed to beneficially own 26,580,603 shares of Common Stock, representing 54.38% of the shares of Common Stock. See Item 5.

Item 1. Security and Issuer

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D”) and amended on March 13, 2012 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).

Item 3.  Source and Amount of Funds or Other Consideration

The second paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock reported herein by China Investment Corporation (“CIC”), Stable Investment Corporation (“Stable”), and Best Investment Corporation (“Best”, and collectively with CIC and Stable, the “Reporting Persons”) as being held by Brookfield Retail Holdings III LLC (“BRH III”) were received in connection with the spin-off of the Company by General Growth Properties, Inc., a Delaware corporation (the “Spin-off”). The number of shares of Common Stock received in the Spin-off by or on behalf of Brookfield Retail Holdings LLC (“BRH”), Brookfield Retail Holdings II LLC (“BRH II”), BRH III, Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), Brookfield Retail Holdings IV-C LLC (“BRH IV-C”), Brookfield Retail Holdings IV-D LLC (“BRH IV-D”), and Brookfield Retail Holdings V LLC (“BRH V”) (each, an “Investment Vehicle”) are set forth in Item 5.  In addition, BRH V received shares of Common Stock at a price of $15 per share, the number of which is set forth in Item 5, in connection with its exercise of rights received in the Rights Offering (defined in Item 4).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include:

Prior to the expiration on March 16, 2012 of the rights offering, which the Company conducted for up to 13,333,333 shares of Common Stock (the “Rights Offering”), BRH V exercised its basic subscription right to purchase its pro rata proportion of the shares of Common Stock offered in the Rights Offering and its overallotment rights to purchase additional shares of Common Stock offered in the Rights Offering.  As a result of the exercise of its basic subscription rights and overallotment rights in the Rights Offering, BRH V acquired beneficial ownership of an additional 2,565,534 shares of Common Stock, on March 26, 2012, when the Rights Offering was completed.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the close of business on March 28, 2012, the Investment Vehicles beneficially owned the shares of Common Stock indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 35,546,639 shares of Common Stock reported by the Company as being outstanding as of January 23, 2012 following the Spin-off plus the 6,979,321 shares of Common Stock issued pursuant to the Rights Offering on March 26, 2012 and 6,354,012 shares of Common Stock issued on March 26, 2012 pursuant to the backstop agreement, dated as of December 16, 2011 (the “Standby Agreement”).

Reporting Person	Common Stock	Beneficial Ownership
BRH	2,946,661	6.03%
BRH II	2,012,058	4.12%
BRH III	2,307,948	4.72%
BRH IV-A	265,725	0.54%
BRH IV-B (1)	530,635	1.09%
BRH IV-C (1)	177,774	0.36%
BRH IV-D	178,393	0.36%
BRH V (2)	3,165,707	6.48%
Total:	11,584,901	23.70%
Brookfield Retail Holdings R 1 Inc. (“Holdco 1”)	9,019,367	18.45%

(1)
The shares of Common Stock are held directly by Holdco 1 and indirectly held by Brookfield US Retail Holdings LLC (“BUSRH”), which owns a number of shares in Holdco 1 proportionate to such number of shares of Common Stock.  Pursuant to the an agreement between BRH IV-B, Brookfield Asset Management Inc. (“Brookfield”) and BUSRH  and an agreement between BRH IV-C, Brookfield and BUSRH, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with BUSRH) over the shares of Common Stock held indirectly by BUSRH.

(2)	2,565,534 shares of Common Stock are held directly by BRH V and not indirectly through Holdco 1.

By virtue of (i) the ability of Stable and Best under the limited liability company agreement of BRH III (the “Operating Agreement”) to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III, which owns more than 14% of the aggregate ownership interests held by all Investment Vehicles that include a member (or a group of affiliated members) which owns 10% or more of the aggregate interests of all of the Investment Vehicles, to direct Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP  (“BAM Canada”) on behalf of BRH III to veto any action requiring a hyper-majority vote under the voting agreement, dated October 25, 2010 (the “Voting Agreement”) (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Stable and Best may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles with the Other Filers (as defined below).  By virtue of CIC being the parent of CIC International Co., Limited (“CIC International”), which is the parent of both Stable and Best, CIC may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” with the Investment Vehicles and Brookfield, Trilon Bancorp Inc., BAM Canada, Brookfield Private Funds Holdings Inc., Brookfield Retail Split LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Holdco 1, and Future Fund Board of Guardians (collectively, the “Other Filers”) with respect to the shares of Common Stock held by the Investment Vehicles as well as any other shares of Common Stock beneficially owned by such Other Filers. Following the consummation of the Standby Agreement, the Reporting Persons may be deemed to beneficially own 14,995,702 shares of Common Stock held by Brookfield Retail Holdings VI LLC indirectly through Brookfield Retail Holdings R 2 Inc. as of March 28, 2012, which shares are not subject to the Operating Agreement or the Voting Agreement. Taking into account the Reporting Persons beneficial ownership in the Common Stock held by the Investment Vehicles, this would constitute a beneficial ownership of 54.38% of the outstanding Common Stock. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of these shares and they are not reflected in the number of beneficially owned shares disclosed by the Reporting Persons. None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.

CIC International is the parent of a wholly owned subsidiary in addition to Stable and Best, which as of the close of business on March 28, 2012, held and beneficially owned 4,917 shares of Common Stock (the “Additional Shares”). CIC, by virtue of being the parent of CIC International, may be deemed to share beneficial ownership of the Additional Shares. Taking into account CIC’s beneficial ownership in the Common Stock held by the Investment Vehicles and the Additional Shares, CIC’s beneficial ownership represents 23.71% of the outstanding Common Stock of the Company.  Other than CIC with respect to the Additional Shares, none of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

(c) Except as otherwise described in Item 4, none of the Reporting Persons, nor, to their knowledge, any of the directors and executive officers or persons holding equivalent positions of the Reporting Persons, has effected any transaction in Common Stock since the date of Amendment No. 1.

(d) Pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2012	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: March 28, 2012	STABLE INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

Dated: March 28, 2012	BEST INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director